UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 4, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

FibroGen, Inc.

File No. 333-199069 - CF#31260

FibroGen, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on October 1, 2014.

Based on representations by FibroGen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.12	through September 19, 2029
Exhibit 10.13	through September 19, 2029
Exhibit 10.15	through September 19, 2029
Exhibit 10.16	through September 19, 2029
Exhibits 10.28(i) – (xvi)	through September 19, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary